Skunk Brothers Spirits, Inc.



ANNUAL REPORT

40 SW Cascade Avenue, Suite 45

Stevenson, WA 98648

(509) 219-5029

https://skunkbrothersspirits.com/

This Annual Report is dated May 1, 2023.

BUSINESS

Established in 2013, Skunk Brothers is a grain-to-glass craft distillery producing authentic artisanal spirits in Stevenson, Washington. We make award-winning whiskeys, brandies, liqueurs, gins, and cordials on the banks of the Columbia River, just outside the Portland metro area. Our products are made from locally grown, natural ingredients. Each batch is made by hand in Washington State using sustainable and environmentally friendly processes.

We are a small, family-owned business with roots in our grandfather's Prohibition-era moonshine activities. We honor our heritage by blending old-fashioned, traditional techniques with modern processes. We feel this sets us apart in the industry and plays a vital role in building our loyal customer base. Even as we expand and our distribution increases, customers still travel hundreds of miles to visit our tasting room in the scenic Columbia Gorge, the windsurfing capital of the world.

Initially, most of our sales came from the Tasting Room. Now we are moving into multiple states and venues with outside sales and distribution. We are expanding our aged spirits program as well as year-round production of our core line of products for national distribution. Even as we continue to grow, however, we will always have seasonal and specialty products that are available only in the tasting room.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 4,500,000

Use of proceeds: On November 25, 2019, the company underwent a stock split of 37.5 to 1, where the 120,000 shares of Common Stock then outstanding were split to make bring the total number of issued shares to 4,500,000.

Date: November 25, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 45,000

Use of proceeds: Business operations.

Date: November 18, 2018

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $0.01

Use of proceeds: Business Operations

Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 44,000

Use of proceeds: Business operations

Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 22, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 10,000

Use of proceeds: Business operations

Date: May 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 10,000

Use of proceeds: Business operations

Date: May 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 44,000

Use of proceeds: Business operations

Date: November 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,069,192.00

Number of Securities Sold: 1,079,858

Use of proceeds: Expansion

Date: December 22, 2019

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Net revenue for fiscal year 2022 was -$74809.93, As a result of the COVID-19 pandemic, we were forced to focus more on the local market and existing accounts. Skunk Brothers also pulled back from the initial plan to market more heavily to outside sales instead of adding a web-based store. Our focus on investing for growth resulted in Gross revenue declining to a negative $74809.93. This investment in remodeling and upgrading equipment, hiring personnel to increase production, sales, marketing, procuring CF perk items and then shipping them all contributed to this temporary decline. Management had to purchase several new pieces of equipment due to wear and tear, or damage. We then had to have said equipment installed. The remaining CF funds allowed us to do this.

Gross Margins

2022 gross margin was $386339.96 over 2021 gross profit and gross margins as a percentage of revenues from 79% in 2021 to 82% in 2022. The gross margin for 2022 includes a $200,000.00 gift (not a loan). Due to unforeseen repairs of equiptment and the need to purchase new equiptment. We added a new steam system as well as a new cooling system to help with our production. This will help us to increase output while optimizing raw material consumption.

Cost of Sales

Overall cost of sales increased in 2022 as a result of implementing plan described in the Reg CF crowdfunding campaign use of funds. This included remodeling, purchasing or upgrading equipment, hiring personnel to increase production, sales and marketing. We unfortunately had a decrease in sales in 2022, due to lack of production, due to damage and need for replacement of equipment.

Expenses

The Company's expenses consist of, among other things, employee wages, marketing and sales expenses, fees for professional services and patents, crowdfunding perk item expenses, fulfilment service and shipping expenses. In 2022 expenses temporarily and sharply increased by $459889.03. This number stay consitently the same. With a focus on expanding distribution and sales the company hired 2 additional employees in 2022, 1 in sales, 1 in distilling.

Historical results and cash flows:

Historical results reflect Skunk Brothers' artisan roots and hand-crafted products. Part of this process was in refining our ingredients and flavor profile with alternative product offerings. The company has grown from originally offering just 3 products to over 13 today. With this effort behind us, the company is in a position to grow rapidly around its most successful products. This will allow us to focus on improving margins, increasing distribution channels while improving operating cash flow. The spirits market is forecast to grow at a CAGR of 33% over the next 4 years.

The Company has managed its cash flow carefully and put working capital to work in areas that generate new profitable revenue streams. SBS needs to drive new cash flow streams.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $-74,810.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Glenn Smith

Amount Owed: $78,342.34

Interest Rate: 5.0%

Maturity Date: December 31, 2029

Creditor: Sharlaina C. Kramer

Amount Owed: $165,000.00

Interest Rate: 4.0%

Maturity Date: Jan 19, 2028

Creditor: Doug Probstfeld

Amount Owed: $140.000.00

Interest Rate: 1.0%

Maturity Date: May 23, 2029

Creditor: Company Credit Card (MasterCard)

Amount Owed: $17,000.00

Interest Rate: 12.25%

Maturity Date: January 23, 2025

Creditor: Riverview Visa

Amount Owed: $500.00
Interest Rate: 15%

Maturity Date: January 23, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Scott Donoho

Scott Donoho's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Owner, Director, Founder, CEO/CFO/CCO/CTO

Dates of Service: May, 2013 - Present

Responsibilities: Supervision of the corporation and it's property, business and affairs. Chairperson of the board. Currently not taking a salary, $8,000 per month once profitability is met.

Other business experience in the past three years:

Employer: Portland Air Base Fire Department

Title: Captain

Dates of Service: October, 2011 - Present

Responsibilities: Shift leader, department manager

Name: Daniel I. Donoho

Daniel I. Donoho 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice-President

Dates of Service: November, 2017 - Present

Responsibilities: Oversees distillery operations

Name: Glenn J. Smith

Glenn J. Smith's current primary role is with Oswego Financial Services. Glenn J. Smith currently services 28 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Financial Advisor

Dates of Service: November, 2018 - Present

Responsibilities: Assisting with financial planning

Other business experience in the past three years:

Employer: Oswego Financial Services

Title: Managing Director

Dates of Service: September, 2014 - Present

Responsibilities: Managing Director

Other business experience in the past three years:

Employer: Portland Venture Group

Title: CEO

Dates of Service: August, 1992 - Present

Responsibilities: CEO

Name: Debra Jo Stephens

Debra Jo Stephens current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: C.O.O. Chief Operations Officer

Dates of Service: Sept 2021 - Present

Responsibilities: Supervision of the corporation and it's property, business and affairs. Chairperson of the board. Currently taking a salary of $1400.00 a month.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Scott Donoho

Amount and nature of Beneficial ownership: 3,337,500

Percent of class: 55.3

RELATED PARTY TRANSACTIONS

Name of Entity: Glenn Smith

Relationship to Company: Financial Advisor

Nature / amount of interest in the transaction: $55,000.00 owed with an interest rate of 6% and maturity date of 12/22/2021.

Material Terms:

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,965,404 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,025,804 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of outstanding shares on a fully diluted basis 6,025,804 shares, which includes 5,579,858 shares of common stock and 445,946 outstanding common stock warrants and options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

* Please also refer to Skunk Brothers' bylaws attached as Exhibit F.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company also referred to as "we", "us", "our", or "Company" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $XXXXXXX in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them and you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the other secured creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Skunk Brothers Spirits was formed on May 25, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Skunk Brothers Spirits has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Skunk Brothers Spirits is a good idea, that the team will be able to successfully market, and sell the product, that we can price our products right and sell them to enough peoples so that the Company will succeed. Further, we have not yet generated a positive cash flow and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. COVID-19 Risks Know that COVID-19 makes the rest of the 2021 year income very hard to forecast we are still having a terrific year so far making hand sanitizer. Your investment could illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the cycling or fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. 14 Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer. Taxes The Company has reviewed its tax filings for the previous years and the filings did not reflect the actual financial situation of the company for those years. The Company is currently working on assessing this matter and will file amendments to correct the tax filings for the previous years.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

Skunk Brothers Spirits, Inc.

By   /s/ _Scott K. Donoho_

     Name: <u>Skunk Brothers Spirits</u>

     Title: Owner

Exhibit A

FINANCIAL STATEMENTS

SKUNK BROTHERS SPIRITS INC

Balance Sheet Comparison

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
10000 Wells Fargo - Checking 5748	21,424.84	23,925.60
10100 Wells Fargo - Savings 7230	10,002.12	0.01
10300 Petty Cash	-2,282.23	-3,257.63
10500 Riverview - Checking 0666	9,833.39	2,473.03
10600 Riverview - Savings	2,634.27	1,147.11
Total Bank Accounts	**$41,612.39**	**$24,288.12**
Accounts Receivable		
11000 Accounts Receivable	7,331.97	4,616.94
Total Accounts Receivable	**$7,331.97**	**$4,616.94**
Other Current Assets		
12000 Undeposited Funds	-1,630.27	-1,000.00
12100 Inventory Asset	-896.51	-575.98
2120 Payroll Asset	0.00	0.00
Total Other Current Assets	**$ -2,526.78**	**$ -1,575.98**
Total Current Assets	**$46,417.58**	**$27,329.08**
Fixed Assets		
15000 Furniture and Equipment	9,909.67	9,853.52
16500 Warehouse Equipment	121,573.76	109,056.17
Total Fixed Assets	**$131,483.43**	**$118,909.69**
TOTAL ASSETS	**$177,901.01**	**$146,238.77**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable	24,336.63	16,063.12
Total Accounts Payable	**$24,336.63**	**$16,063.12**
Credit Cards		
10010 Paypal Credit - 2892	1,112.72	1,112.72
10011 Riverview CC - 7638	-329.86	170.14
10012 Chase	-2,950.00	0.00
10013 U.S. Bank	1,038.73	4,138.73
10014 Great NW Credit Union	-441.86	1,785.40
10015 Bank of America	2,994.07	9,053.58
10018 WF Business LOC Card - 1072	11,544.12	18,937.96
Total Credit Cards	**$12,967.92**	**$35,198.53**

SKUNK BROTHERS SPIRITS INC

Balance Sheet Comparison

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
Other Current Liabilities		
10200 xxxxxxxxxxxx1072 Bus Line	18,442.88	18,442.88
20001 Skamania EDC Loan	55,103.77	86,061.62
20002 MCEDD Loan	0.00	0.00
21100 Direct Deposit Liabilities	-206.50	126.70
24000 Payroll Liabilities	1,418.96	463.22
Total Other Current Liabilities	**$74,759.11**	**$105,094.42**
Total Current Liabilities	**$112,063.66**	**$156,356.07**
Long-Term Liabilities		
25000 Barrel Club Members	101,000.00	101,000.00
25001 Art & Terri Patrick	8,000.00	8,000.00
25002 Doug Probstfeld	112,864.38	112,864.38
25003 Dale Wayne Mercer	2,000.00	2,000.00
25004 Darrell & Denise Schultz	4,000.00	4,000.00
25005 Lyle Erickson	2,000.00	2,000.00
25006 George Telquist	2,000.00	2,000.00
25007 Ryan & Tia Ribary	4,000.00	4,000.00
25008 Ken Budde	9,250.00	9,250.00
25009 Tom Jendrezejek	2,000.00	2,000.00
25010 Kurt & Ann Nordquist	2,000.00	2,000.00
25011 Neal & Deanna Wilson	2,000.00	2,000.00
25012 Andrew Canfield & Glen Foster	2,000.00	2,000.00
25013 Terri Nelson	2,000.00	2,000.00
25014 Chris Malone	6,000.00	6,000.00
25015 Jacob Williamson & Jeni Stolk	1,000.00	1,000.00
25016 Janet Lyn Guerrero	2,000.00	2,000.00
25017 Jason McClellan & Pauline Faull	2,000.00	2,000.00
25018 Jeffery & KC Strachan	2,000.00	2,000.00
25019 Dan Hansen	4,000.00	4,000.00
25020 Donna & Ben Davidson	2,000.00	2,000.00
25021 Julie A Benton	6,000.00	6,000.00
25022 Michelle & Steven Urke	2,000.00	2,000.00
25023 Bruce & Jill Russel	2,000.00	2,000.00
25024 Saundra Weaver	2,000.00	2,000.00
25025 Sean M. Palmieri	2,000.00	2,000.00
25026 Gerry Russell	2,000.00	2,000.00
25027 Brent & Amanda Boeckholt	2,000.00	2,000.00
25028 Terry & Gayle Klein	0.00	0.00
25029 Corey & Janiece Stewart	2,000.00	2,000.00
25030 Shannon Kroenke	2,000.00	2,000.00
25031 Tony Winebarger/Kathleen Zorza	2,000.00	2,000.00

SKUNK BROTHERS SPIRITS INC

Balance Sheet Comparison

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
Total 25000 Barrel Club Members	**298,114.38**	**298,114.38**
26000 Glenn Smith	57,490.81	57,490.81
26001 Sharlaina C. Kramer	160,000.00	160,000.00
26002 Doug Probtsfeld	140,000.00	
Total Long-Term Liabilities	**$655,605.19**	**$515,605.19**
Total Liabilities	**$767,668.85**	**$671,961.26**
Equity		
30000 Opening Balance Equity	-363,028.42	-363,028.42
30100 Capital Stock	40,000.00	40,000.00
32000 Retained Earnings	-1,126,455.92	-891,970.84
33000 Crowdfunding	897,126.43	886,361.85
34000 Small Business Loan (deleted)	37,400.00	37,400.00
Net Income	-74,809.93	-234,485.08
Total Equity	**$ -589,767.84**	**$ -525,722.49**
TOTAL LIABILITIES AND EQUITY	**$177,901.01**	**$146,238.77**

SKUNK BROTHERS SPIRITS INC

Profit and Loss

January - December 2022

	TOTAL
Income	
46000 Sales	
47900 Liquor Sales	22,775.57
48900 Tasting Room	218,144.98
48910 Special Events Income	513.00
Total 46000 Sales	**241,433.55**
48903 Income from Sales Tax	86.79
48905 Sales of Product Income	29,255.14
49000 Interest Income	2.21
49100 Bad Debt	-75.00
Misc. Income/Credit	575.79
46002 Investor Gift (Cash Donation)	200,000.00
Total Misc. Income/Credit	**200,575.79**
Services	1,608.85
Total Income	**$472,887.33**
Cost of Goods Sold	
50000 Cost of Goods Sold	5,378.32
51000 Small Supplies	5,954.23
51002 Aging-Fermenting	6,707.08
51003 Enzymes	976.00
51100 Testing	450.00
51200 Freight Costs	5,601.74
51300 Labels for Products	5,200.58
51400 Bottles	12,666.62
51450 Corks	9,674.02
Total 51400 Bottles	**22,340.64**
51500 Chemicals	1,000.00
51600 Barrels	10,240.62
51700 Corn	853.60
51701 Mash Disposal	3,004.21
Total 51700 Corn	**3,857.81**
51702 Grain	10,910.66
51800 Merchant Account Fees	708.18
51900 Boxes	5,856.72
53000 Herbs	291.48
55000 Fuel Surcharge	116.31
55100 Pallet Fee	257.00

SKUNK BROTHERS SPIRITS INC

Profit and Loss

January - December 2022

	TOTAL
55200 Delivery Fee	700.00
Total 50000 Cost of Goods Sold	**86,547.37**
Total Cost of Goods Sold	**$86,547.37**
GROSS PROFIT	**$386,339.96**
Expenses	
60000 Travel Expenses	1,465.00
60101 Gas	16,021.55
60102 Meals and Entertainment	68.70
60103 Reimbursements	1,436.89
60104 Misc Expenses	2,300.50
60105 Lodging	149.70
Total 60000 Travel Expenses	**21,442.34**
60400 Bank Service Charges	262.29
60401 Interest Expense	1,611.78
60403 Merchant Settlement Fees	1,654.77
Total 60400 Bank Service Charges	**3,528.84**
61600 Advertising and Promotion	23,444.40
61700 Computer and Internet Expenses	1,708.30
61701 POS System Expenses	3,426.33
61702 Computer/Office Software Programs	587.13
61703 Website Hosting	586.50
61704 Phones/Internet	1,679.70
61705 Distillery Tracking Software	5,400.00
61706 Communications Software	721.07
61710 Intuit Accounting Subscription	239.40
61711 Lightspeed Subscription	-616.12
Total 61700 Computer and Internet Expenses	**13,732.31**
61800 Telephone Expense	954.93
61801 Verizon	8,466.38
61802 Grasshopper	398.32
Total 61800 Telephone Expense	**9,819.63**
62400 Depreciation Expense	5,525.50
63300 Insurance Expense	1,659.79
63301 Liability Insurance Expense	4,126.64
63302 L&I Insurance	3,229.92
Total 63300 Insurance Expense	**9,016.35**
64900 Office Supplies	4,734.38
64901 Donations	700.00
64902 Dues & Subscriptions	646.01
64903 Mail Chimp	1,035.99
64904 Washington Distillers	200.00

SKUNK BROTHERS SPIRITS INC

Profit and Loss
January - December 2022

	TOTAL
64905 American Craft	630.00
Total 64902 Dues & Subscriptions	**2,512.00**
66000 Payroll Expenses	16,712.72
66001 Employee Wages	109,177.80
66002 Employee Taxes	10,188.08
66003 Employer Taxes	5,897.89
66004 Payroll Processing Fees	1,324.24
Total 66000 Payroll Expenses	**143,300.73**
66600 Printing and Reproduction	17,410.53
66700 Professional Fees	31,436.80
66701 Contract Labor	7,000.00
66702 Owner Draw	79.59
66703 Legal Fees	79.00
Total 66700 Professional Fees	**38,595.39**
67100 Rent Expense	4,281.81
67101 Suite 45	25,783.44
67103 Wind River #5	4,739.82
Total 67100 Rent Expense	**34,805.07**
67200 Repairs and Maintenance	12,209.46
67202 Small Tools/Repair Supplies	1,445.23
Total 67200 Repairs and Maintenance	**13,654.69**
67300 Registration Fees for AWARDS	
67302 PR%F Awards	500.00
Total 67300 Registration Fees for AWARDS	**500.00**
67400 License	415.00
67500 Crowdfunding Expenses	10,000.00
67502 Ptld Venture) Glenn Smith	3,000.00
Total 67500 Crowdfunding Expenses	**13,000.00**
68000 Taxes	2,399.63
68001 WA DOR	40,731.75
68002 Property Taxes	2,974.84
68004 Excise Tax	2,326.42
68005 State Taxes	1,665.27
Total 68000 Taxes	**50,097.91**
68100 Utilities	4,166.56
68200 Water	3,048.21
68400 Sewer	5,994.93
68500 Gas	3,431.71
68600 Trash	1,877.31
68700 Pest Control	187.68
Total 68100 Utilities	**18,706.40**

SKUNK BROTHERS SPIRITS INC

Profit and Loss

January - December 2022

	TOTAL
68900 Shipping/Freight	12,693.00
68901 FedEx	5,720.94
Total 68900 Shipping/Freight	**18,413.94**
69000 Laundry Service	1,164.92
69001 Special Events Expenses	1,730.00
69002 Bootlegger Car Show	1,748.75
Total 69001 Special Events Expenses	**3,478.75**
69010 Late Fee	230.80
69020 Convenience Fee	298.47
Convention	3,998.00
FDA Compliance Monitoring	3,768.00
Melio Credit card fee	3.00
Uncategorized Expense	3,591.68
Total Expenses	**$459,889.03**
NET OPERATING INCOME	**$ -73,549.07**
Other Expenses	
Reconciliation Discrepancies	1,260.86
Total Other Expenses	**$1,260.86**
NET OTHER INCOME	**$ -1,260.86**
NET INCOME	**$ -74,809.93**

SKUNK BROTHERS SPIRITS INC

Profit and Loss

January - December 2021

	TOTAL
Income	
46000 Sales	
46001 Cash Deposit	13,378.48
47900 Liquor Sales	49,696.25
48900 Tasting Room	186,016.27
48901 Hand Sanitizer	75.00
48902 Groupon	132.01
48910 Special Events Income	
48911 Bootlegger Car Show	3,560.00
48912 Bingen Event	671.44
48913 Vancouver Park	3,062.00
Total 48910 Special Events Income	**7,293.44**
Total 46000 Sales	**256,591.45**
48903 Income from Sales Tax	13.17
48904 Grant	17,000.00
48905 Sales of Product Income	11,491.17
49000 Interest Income	0.75
Misc. Income/Credit	983.14
Total Income	**$286,079.68**
Cost of Goods Sold	
50000 Cost of Goods Sold	1,889.77
51000 Small Supplies	1,188.04
51001 Fruit	296.46
51002 Aging-Fermenting	7,536.51
51003 Enzymes	1,250.40
51100 Testing	2,697.50
51200 Freight Costs	1,477.36
51300 Labels for Products	6,481.07
51400 Bottles	21,442.26
51450 Corks	396.80
Total 51400 Bottles	**21,839.06**
51500 Chemicals	3,175.15
51600 Barrels	-4,326.49
51700 Corn	680.00
51701 Mash Disposal	3,517.66
Total 51700 Corn	**4,197.66**
51702 Grain	9,155.94
51800 Merchant Account Fees	2,540.77
52000 Oils	330.02
53000 Herbs	509.91

SKUNK BROTHERS SPIRITS INC

Profit and Loss

January - December 2021

	TOTAL
54000 Honey	690.00
55100 Pallet Fee	26.76
Total 50000 Cost of Goods Sold	**60,955.89**
Total Cost of Goods Sold	**$60,955.89**
GROSS PROFIT	**$225,123.79**
Expenses	
60000 Travel Expenses	
60100 Auto and Truck Expenses	-6,797.13
60101 Gas	5,997.30
60102 Meals and Entertainment	33.32
60103 Reimbursements	522.22
60104 Misc Expenses	41.08
Total 60000 Travel Expenses	**-203.21**
60106 Small Business Loan Interest	366.00
60400 Bank Service Charges	4,187.31
60401 Interest Expense	216.54
60402 CASH	372.25
60403 Merchant Settlement Fees	2,179.27
Total 60400 Bank Service Charges	**6,955.37**
61600 Advertising and Promotion	11,762.11
61700 Computer and Internet Expenses	19,179.04
61800 Telephone Expense	1,628.05
61801 Verizon	6,783.66
61802 Grasshopper	400.80
61803 Just Answer	150.00
Total 61800 Telephone Expense	**8,962.51**
61900 Education/Training	41.88
63300 Insurance Expense	2,607.06
64900 Office Supplies	6,429.04
64901 Donations	2,265.98
64902 Dues & Subscriptions	705.12
64903 Mail Chimp	1,521.26
64904 Washington Distillers	200.00
64905 American Craft	250.00
64906 MT. Adams Chamber of Commerce	150.00
64907 NFIB	195.00
64908 Mfcp Vancouver	430.65
Total 64902 Dues & Subscriptions	**3,452.03**
66000 Payroll Expenses	114,150.77

	TOTAL
66600 Printing and Reproduction	3,143.50
66700 Professional Fees	45,737.73
66701 Contract Labor	1,732.62
66702 Owner Draw	286.58
Total 66700 Professional Fees	**47,756.93**
67100 Rent Expense	4,145.63
67101 Suite 45	18,805.67
67102 Suite 90	994.50
67103 Wind River #5	3,302.72
67104 Storage Facility - Skunk Bro	1,050.00
Total 67100 Rent Expense	**28,298.52**
67200 Repairs and Maintenance	20,233.03
67201 Equipment Rental	4,564.36
Total 67200 Repairs and Maintenance	**24,797.39**
67300 Registration Fees for AWARDS	
67301 John BarleyCorn	275.00
67302 PR%F Awards	1,980.00
Total 67300 Registration Fees for AWARDS	**2,255.00**
67400 License	1,306.01
67500 Crowdfunding Expenses	
67501 Alligator	6,860.65
67502 Ptld Venture) Glenn Smith	1,000.00
67503 Crown	113.00
67504 David Bailey	735.00
67505 Facebook	21,824.69
67506 FedEx	5,575.69
67507 Melanie Katz	1,924.83
67508 PS Print	1,121.01
67509 Set A Part Financial	21,000.00
67510 Studio 98	5,000.00
67511 Travis Schoney	6,000.00
67512 Henderson Graphics	162.50
Total 67500 Crowdfunding Expenses	**71,317.37**
68000 Taxes	3,315.01
68001 WA DOR	2,166.41
68002 Property Taxes	777.38
68004 Excise Tax	40,479.36
68005 State Taxes	6.78
68006 WA Liq Tax	13,651.98
Total 68000 Taxes	**60,396.92**

SKUNK BROTHERS SPIRITS INC

Profit and Loss
January - December 2021

	TOTAL
68100 Utilities	
68200 Water	2,312.17
68300 Electric	4,326.43
68400 Sewer	4,245.57
68500 Gas	3,366.87
68600 Trash	3,026.89
Total 68100 Utilities	**17,277.93**
68900 Shipping/Freight	3,269.92
68901 FedEx	14,858.56
68903 GLS	1,705.34
68904 USPS	85.20
68905 Uline	56.54
68906 England Logistics	2,810.77
Total 68900 Shipping/Freight	**22,786.33**
69000 Laundry Service	735.08
69001 Special Events Expenses	375.00
69002 Bootlegger Car Show	2,696.91
Total 69001 Special Events Expenses	**3,071.91**
69010 Late Fee	715.35
70000 Discounts	-217.95
Total Expenses	**$459,608.87**
NET OPERATING INCOME	**$ -234,485.08**
NET INCOME	**$ -234,485.08**

SKUNK BROTHERS SPIRITS INC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-63,779.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-2,715.03
12100 Inventory Asset	320.53
20000 Accounts Payable	8,273.51
10011 Riverview CC - 7638	-500.00
10012 Chase	-2,950.00
10013 U.S. Bank	-3,100.00
10014 Great NW Credit Union	-2,227.26
10015 Bank of America	-6,059.51
10018 WF Business LOC Card - 1072	-7,393.84
20001 Skamania EDC Loan	-30,957.85
21100 Direct Deposit Liabilities	-333.20
24000 Payroll Liabilities	955.74
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-46,686.91**
Net cash provided by operating activities	**$ -110,466.43**
INVESTING ACTIVITIES	
15000 Furniture and Equipment	-56.15
16500 Warehouse Equipment	-12,517.59
Net cash provided by investing activities	**$ -12,573.74**
FINANCING ACTIVITIES	
26002 Doug Probtsfeld	140,000.00
33000 Crowdfunding	10,764.58
Net cash provided by financing activities	**$150,764.58**
NET CASH INCREASE FOR PERIOD	**$27,724.41**
Cash at beginning of period	23,288.12
CASH AT END OF PERIOD	**$51,012.53**

SKUNK BROTHERS SPIRITS INC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-234,485.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-4,237.65
12100 Inventory Asset	2,391.62
2120 Payroll Asset	0.00
20000 Accounts Payable	11,548.38
10010 Paypal Credit - 2892	1,165.54
10011 Riverview CC - 7638	-450.61
10013 U.S. Bank	4,138.73
10014 Great NW Credit Union	1,785.40
10015 Bank of America	9,053.58
10018 WF Business LOC Card - 1072	-893.59
10200 xxxxxxxxxxxx1072 Bus Line	-1,562.43
20001 Skamania EDC Loan	-16,871.15
21100 Direct Deposit Liabilities	126.70
24000 Payroll Liabilities	55.38
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**6,249.90**
Net cash provided by operating activities	**$ -228,235.18**
INVESTING ACTIVITIES	
15000 Furniture and Equipment	-984.96
16500 Warehouse Equipment	-4,420.32
Net cash provided by investing activities	**$ -5,405.28**
FINANCING ACTIVITIES	
25000 Barrel Club Members	-1,250.00
25031 Barrel Club Members:Tony Winebarger/Kathleen Zorza	2,000.00
26000 Glenn Smith	-3,094.19
30000 Opening Balance Equity	47,270.00
30100 Capital Stock	40,000.00
33000 Crowdfunding	129,518.19
Net cash provided by financing activities	**$214,444.00**
NET CASH INCREASE FOR PERIOD	**$ -19,196.46**
Cash at beginning of period	42,484.58
CASH AT END OF PERIOD	**$23,288.12**

Statement in Changes of Equity

		Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
		Shares	Amount	Shares	Amount			
Inception		-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock		-	-	4,353,811	1,088	-	-	1,088
Shares issued for services		-	-	-	-	-	-	-
Contributed capital		-	-	-	-	-	-	-
Net income (loss)		-	-	-	-	-	(218,181)	(218,181)
	31-Dec-19	-	$ -	4,353,811	$ 1,088	$ -	$ (218,181)	$ (217,093)
StartEngine Raise #1		-	-	1,080,358	1,080,358	-	-	1,080,358
Stock option compensation		-	-	-	-	-	-	-
Net income (loss)		-	-	-	-	-	(691,064)	(691,064)
	31-Dec-20	-	$ -	5,434,169	$ 1,081,446	$ -	$ (909,245)	$ 172,201
StartEngine Raise #1		-	-	65,831	131,662	-	-	131,662
Stock option compensation		-	-	-	-	-	-	-
Net income (loss)		-	-	-	-	-	(234,485)	(234,485)
	31-Dec-21	-	$ -	5,500,000	$ 1,213,108	$ -	$ (1,143,730)	$ 69,378
Shares issued for debt conversion		-	-	-	-	-	-	-
StartEngine #2		-	-	-	-	-	-	-
Shares issued for services		-	-	-	-	-	-	-
Conversion of preferred stock		-	-	-	-	-	-	-
Discount on convertible debt		-	-	-	-	-	-	-
Stock option compensation		-	-	-	-	-	-	-
Net income (loss)		-	-	-	-	-	(74,809)	(74,809)
	December 31, 2022	-	$ -	5,500,000	$ 1,213,108	$ -	$ (1,218,539)	$ (5,431)

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Skunk Brothers Spirits, Inc was formed on May 13, 2013 ("Inception") in the State of Washington. The financial statements of Skunk Brothers Spirits (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stevenson, WA.

Skunk Brother Spirits, Inc is a veteran owned family craft distillery in Stevenson, Washington. We specialize in Bourbon, American Whiskeys, Liqueurs, Cordials and Brandy based Spirits. We pride ourselves on hand-crafting and producing every product me make. We use only locally grown, locally sourced ingredients straight from the grain or fruit into the bottle. We do not use spirits sourced or produced by someone else, nor do we add any artificial colors, flavors, preservatives or fillers to any of our products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 & 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sales of our manufactured craft spirits and merchandise when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and WA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for 2020, 2021, and 2022.. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has current debt of approximately $475,000 which includes $240,000 in a 0% interest loan we received-$140,000 in 2022, and $100,000 in 2023, $160,000 shares buy-out agreement with previous partner (of which none has been paid until starting in Jan 2023, approximately $50,000 in accrued credit cards debt with various interest rates, as well as current A/P debt of approximately $25,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of shares 5,500,000 of our common stock with par value of $2.00 As of December 31, 2022 the company has currently issued 5,500,000 fully diluted shares of our common stock.

[IF PREFERRED SHARES ARE AUTHORIZED, COPY THE ABOVE SENTENCE AND DESCRIBE THE PREFERRED SHARES]

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 18, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Scott K. Donoho   (Print Name), the Owner   (Principal
Executive Officers) of Skunk Brothers Spirits Inc.   (Company Name), hereby certify that the
financial statements of Skunk Brothers Spirits Inc.   (Company Name) and notes thereto for
the periods ending Dec 31, 2021   (first Fiscal Year End of Review) and Dec 31, 2022
      (second Fiscal Year End of Review) included in this Form C offering statement are true
and complete in all material respects and that the information below reflects accurately the
information reported on our federal income tax returns.

Skunk Brothers Spirits has not yet filed its federal tax return for 2023.

If the company has not filed tax returns please replace above sentence with options
below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has
been executed as of the 4/13/2023   (Date of Execution).

Scott Donoho   (Signature)

Owner   (Title)

4/13/2023   (Date)

CERTIFICATION

I, Scott K. Donoho, Principal Executive Officer of Skunk Brothers Spirits, Inc., hereby certify that the financial statements of Skunk Brothers Spirits, Inc. included in this Report are true and complete in all material respects.

Scott K. Donoho

Owner